DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-5553

[redacted]

DC

06030853

RECD S.E.C.
APR - 5 2006
1086

March 27, 2006

Robert B. Robbins
Pillsbury Winthrop Shaw Pittman LLP
2300 N Street, NW
Washington, DC 20037-1128

Act: 1934
Section:
Rule: 14A-8
Public Availability: 3/27/2006

Re: Crescent Real Estate Equities Company
Incoming letter dated March 3, 2006

Dear Mr. Robbins:

This is in response to your letters dated March 3, 2006, March 6, 2006, March 17, 2006 and March 24, 2006 concerning the shareholder proposal submitted to Crescent Real Estate by the Massachusetts State Carpenters Pension Fund. On February 28, 2006, we issued our response expressing our informal view that Crescent Real Estate could not exclude the proposal from its proxy materials for its upcoming annual meeting. You have asked us to reconsider our position.

The Division grants the reconsideration request, as there now appears to be some basis for your view that Crescent Real Estate may exclude the proposal under rule 14a-8(e)(2) because Crescent Real Estate did not receive the proposal a reasonable time before beginning to print and mail its proxy materials. Accordingly, we will not recommend enforcement action to the Commission if Crescent real Estate omits the proposal from its proxy materials in reliance on rule 14a-8(e)(2).

PROCESSED
MAY 02 2006
THOMSON
FINANCIAL

Sincerely,

Martin P. Dunn /EJF

Martin P. Dunn
Deputy Director

cc: Mark Erlich
Fund Chairman
Massachusetts State Carpenters Pension Fund
350 Fordham Road
Wilmington, MA 01887

Pillsbury
Winthrop
Shaw
Pittman LLP

2300 N Street NW
Washington, DC 20037-1128

Tel 202.663.8000
Fax 202.663.8007
www.pillsburylaw.com

RECEIVED
2006 MAR -7 PM 4:56
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

Lilyanna L. Peyser
Phone: 202.663.8326
lilyanna.peyser@pillsburylaw.com

March 6, 2006

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of the Chief Counsel
100F Street, NE
Washington, DC 20549

Attention: Mark F. Vilardo, Special Counsel

RE: Anticipated Print Date for Crescent Real Estate's Proxy Statement

Dear Mr. Vilardo,

As you know, our client, Crescent Real Estate Equities Company ("Crescent"), requested the staff's concurrence that Crescent can exclude from its 2006 annual meeting proxy statement, as untimely, a shareholder proposal received from the Massachusetts State Carpenters Pension Fund. In connection with our recent correspondence regarding such request, and for your convenience and information, I would like to inform you that the anticipated print date for Crescent's 2006 annual meeting proxy statement is March 27, 2006. I hope that this information will prove helpful to you as you plan your response to our most recent communication regarding this issue.

If you have any questions with respect to this matter or if you need any additional information, please do not hesitate to telephone me at 202.663.8326 or Robert Robbins at 202.663.8136. Thank you for your prompt attention to this matter.

Sincerely,

Lilyanna L. Peyser

Lilyanna L. Peyser

cc: Mark Erlich, Chairman of the Massachusetts State Carpenters Pension Fund

Pillsbury
Winthrop
Shaw
Pittman LLP

2300 N Street NW
Washington, DC 20037-1128

Tel 202.663.8000
Fax 202.663.8007
www.pillsburylaw.com

March 24, 2006

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of the Chief Counsel
100 F Street, NE
Washington, DC 20549

Attention: Mark F. Vilardo, Special Counsel

Re: Shareholder Proposal of Massachusetts State Carpenters Pension Fund

Dear Mr. Vilardo:

As you know, our client, Crescent Real Estate Equities Company (the "Company"), requested the staff's concurrence that the Company can exclude from its 2006 annual meeting proxy statement, as untimely, a shareholder proposal received from the Massachusetts State Carpenters Pension Fund. This request was made in a January 5, 2006 letter, and followed-up by letters on March 3, 2006, March 6, 2006 and March 17, 2006.

Because the anticipated print and file date of the Company's proxy statement is Monday, March 27, 2006, we would very much appreciate a response to our most recent request for reconsideration as soon as practicable.

If you have any questions with respect to the foregoing or if you need any additional information, please do not hesitate to telephone me at 202.663.8136.

Thank you for your prompt attention to this matter.

Sincerely,

Robert Robbins

Robert B. Robbins

cc: Martin P. Dunn, Associate Director, Division of Corporation Finance
Mark Erlich, Chairman of the Massachusetts State Carpenters Pension Fund

Pillsbury
Winthrop
Shaw
Pittman LLP

2300 N Street NW
Washington, DC 20037-1128

Tel 202.663.8000
Fax 202.663.8007
www.pillsburylaw.com

Robert R. Robbins
Phone: 202.663.8136
robert.robbins@pillsburylaw.com

March 3, 2006

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of the Chief Counsel
100F Street, NE
Washington, DC 20549

Attention: Mark F. Vilardo, Special Counsel

RE: Response of the Office of Chief Counsel to Crescent Real Estate's Request to Exclude Shareholder Proposal

Dear Mr. Vilardo,

Our client, Crescent Real Estate Equities Company (the "Crescent") had requested the staff's concurrence that Crescent could exclude from its 2006 annual meeting proxy statement, as untimely, a shareholder proposal received from the Massachusetts State Carpenters Pension Fund. The sole basis for this request was that the proposal was submitted after the properly disclosed deadline for submission of shareholder proposals.

This afternoon you provided the staff's response, that "The proposal relates to compensation. We are unable to concur in your view that Crescent Real Estate may exclude the proposal . . ."

We believe that the staff has misconstrued our original request on behalf of Crescent. Crescent objected to inclusion of the proposal on the ground that it clearly, and obviously, was untimely. The proponent did not even attempt to argue the point, and obviously concedes that the proposal was untimely.

We would greatly appreciate it if you would review the attached correspondence and reconsider your response.

If you have any questions with respect to this matter or if you need any additional information, please do not hesitate to telephone me at 202.663.8136 or Lilyanna Peyser at 202-663-8326. Thank you for your prompt attention to this matter.

Sincerely,

Robert B. Robbins

cc: Mark Erlich, Chairman of the Massachusetts State Carpenters Pension Fund

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
DIVISION OF CORPORATION FINANCE
OFFICE OF CHIEF COUNSEL
100 F Street NE, Washington, D.C. 20549-3010

David M. Lynn, Chief Counsel
Jonathan A. Ingram, Deputy Chief Counsel

FACSIMILE COVER SHEET

DATE: 3 March 2006
No. of Pages (including this cover sheet): 2

TO: Robert B. Robbins
Pillsbury Winthrop

FROM: MARK F. VILARDO
SPECIAL COUNSEL

FAX: 663-8007
PHONE:

PHONE: (202) 551-3500
FAX: (202) 772-9201

MESSAGE

RE: Crescent Real Estate
Proposal of Mass. Carpenters Fund
Response of Division of Corp Fin
Original posted earlier this week

February 28, 2006

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Crescent Real Estate Equities Company
Incoming letter dated January 5, 2006

The proposal relates to compensation.

We are unable to concur in your view that Crescent Real Estate may exclude the proposal under rule 14a-8(e). Accordingly, we do not believe that Crescent Real Estate may omit the proposal from its proxy materials in reliance on rule 14a-8(e).

Sincerely,

Mark F. Vilardo
Special Counsel

Pillsbury
Winthrop
Shaw
Pittman LLP

2300 N Street NW
Washington, DC 20037-1128

Tel 202.663.8000
Fax 202.663.8007
www.pillsburylaw.com

January 5, 2006

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of the Chief Counsel
100 F Street, NE
Washington, DC 20549

Re: Documents Relating to Shareholder Proposal of Massachusetts State Carpenters Pension Fund

Ladies and Gentlemen:

Our client, Crescent Real Estate Equities Company, a Texas real estate investment trust (the "Company"), has received from the Massachusetts State Carpenters Pension Fund (the "Proponent") a shareholder proposal and supporting statement in the form attached to this letter as Exhibit A (the "Proposal") for inclusion in the Company's proxy statement and form of proxy for its 2006 Annual Meeting of Shareholders (the "Proxy Materials"). The Company believes that it properly may omit the Proposal from the Proxy Materials for the reason discussed in this request letter.

On behalf of the Company, we respectfully request confirmation that the staff members of the Division of Corporation Finance (the "Staff") will not recommend any enforcement action to the Securities and Exchange Commission (the "Commission") if the Company excludes the Proposal from its Proxy Materials, in reliance on certain provisions of Rule 14a-8 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), as discussed below.

Pursuant to Rule 14a-8(j) under the Exchange Act, we have enclosed, on behalf of the Company, six (6) copies of this request letter and its attachment. As also required by Rule 14a-8(j), we are sending today a copy of this letter and its attachment to the Proponent as notice of the Company's intention to omit the Proposal from the Proxy Materials.

The Proposal

The Proposal urges the Board of Trust Managers of the Company to establish a "pay-for-superior-performance" standard with respect to the Company's executive compensation plan for senior executives by incorporating certain elements into such plan.

Basis for Exclusion of Proposal from Proxy Materials

The Company believes that it properly may exclude the Proposal from the Proxy Materials pursuant to Rule 14a-8(e) and Rule 14a-8(f) because the Proponent has failed to meet the procedural requirements necessary to submit the Proposal.

Rule 14a-8(e) under the Exchange Act requires, among other things, that the Proponent submit the Proposal by the specified deadline. The Rule explains that this deadline is specified either (a) in the Company's previous year's proxy statement, or (b) if the Company "has changed the date of its meeting for this year more than 30 days from last year's meeting," typically in one of the Company's quarterly reports on Form 10-Q.

In the Company's proxy statement and form of proxy for its 2005 Annual Meeting of Shareholders (the "2005 Meeting"), the Company identified January 17, 2006 as the deadline for submission of shareholder proposals.

Subsequently, the Company advanced the date of the 2006 Annual Meeting of Shareholders by more than 30 days from the anniversary of the date of the 2005 Meeting. Accordingly, the Company changed the shareholder proposal deadline to December 15, 2005, as required by Rule 14a-8(e). The Company disclosed the new deadline for submission of shareholder proposals in the Company's Form 10-Q for the quarter ended September 30, 2005.

The letter with which the Proponent transmitted the Proposal to the Company is dated December 22, 2005, and the Company received the Proposal on or after such date. Because the Proponent did not submit the Proposal by the required deadline of December 15, 2005, the Proponent failed to meet the requirements of Rule 14a-8(e).

Pursuant to Rule 14a-8(f), the Company may exclude the Proposal if the Proponent fails to follow one of the eligibility or procedural requirements contained in certain provisions of Rule 14a-8. The Rule generally requires that the Company provide the Proponent with notice of its noncompliance with such eligibility or procedural requirements, and permit the Proponent a certain amount of time to correct such noncompliance. However, the Rule goes on to state that the Company "need not provide [the Proponent] with such notice of a deficiency if the deficiency cannot be remedied, such as if [the Proponent] fail[s] to submit a proposal by the company's properly determined deadline."

Because the Proponent failed to submit the Proposal on or before the deadline disclosed in the Company's Form 10-Q for the quarter ended September 30, 2005, we believe that the Company properly may exclude the Proposal from its Proxy Materials.

Conclusion

For the foregoing reasons, we respectfully request that the Staff concur in our opinion that the Proposal may be properly omitted from the Proxy Materials and confirm that it will not recommend any enforcement action if the Proposal is omitted from the Proxy Materials.

The Company presently expects to file its definitive Proxy Materials with the Commission on or about March 27, 2006. Accordingly, this request letter is being submitted with the Commission not less than 80 calendar days before the Company expects to file its definitive Proxy Materials with the Commission.

If you have any questions with respect to the foregoing or if you need any additional information, please do not hesitate to telephone me at 202.663.8136. If for any reason the Staff does not agree with the conclusions expressed herein, we would appreciate the opportunity to confer with the Staff before issuance of its response.

Thank you for your prompt attention to this matter.

Sincerely,

Robert B. Robbins

Enclosure

cc: Mark Erlich, Chairman of the Massachusetts State Carpenters Pension Fund

NEW ENGLAND REGIONAL COUNCIL OF CARPENTERS

United Brotherhood of Carpenters and Joiners of America

803 SUMMER STREET
SOUTH BOSTON, MA 02127-1616

TELEPHONE (617) 268-3400

DIRECT FAX NO. 617-268-1894

FAX TO: David Dean

FROM: Mark Erlich or Celia McDonough
@ tel. # 617-268-3400, x2115

DATE: Dec. 22, 2005

FAX NO. 1-817-321-2002

NO. OF PAGES INCLUDING COVER: 4

__Urgent __For Review __Comment __Reply

ADDITIONAL REMARKS:

Carpenters Benefit Funds

350 Fordham Road
Wilmington, MA 01887
www.carpentersfund.org
Phone 978-694-1000
Fax 978-657-9973

Mark Erlich
Chairman

Harry R. Dow
Executive Director

[SENT VIA FACSIMILE 817-321-2002]

December 22, 2005

David M. Dean
Managing Director, Law and Secretary
Crescent Real Estate Equities Company
777 Main Street, Suite 2100
Fort Worth, Texas 76102

Dear Mr. Dean:

On behalf of the Massachusetts State Carpenters Pension Fund ("Fund"), I hereby submit the enclosed shareholder proposal ("Proposal") for inclusion in the Crescent Real Estate Equities Company ("Company") proxy statement to be circulated to Company shareholders in conjunction with the next annual meeting of shareholders. The Proposal relates to the issue of executive compensation for superior corporate performance. The Proposal is submitted under Rule 14(a)-8 (Proposals of Security Holders) of the U.S. Securities and Exchange Commission proxy regulations.

The Fund is the beneficial owner of approximately 1,600 shares of the Company's common stock that have been held continuously for more than a year prior to this date of submission. The Fund intends to hold the shares through the date of the Company's next annual meeting of shareholders. The record holder of the stock will provide the appropriate verification of the Fund's beneficial ownership by separate letter. Either the undersigned or a designated representative will present the Proposal for consideration at the annual meeting of shareholders.

If you have any questions or wish to discuss the Proposal, please contact Ed Durkin, at (202) 546-6206 ext. 221 or at edurkin@carpenters.org. Copies of any correspondence related to the proposal should be forwarded to Mr. Durkin at United Brotherhood of Carpenters, Corporate Affairs Department, 101 Constitution Avenue, NW, Washington D.C. 20001 or faxed to 202-543-4871.

Sincerely,

Mark Erlich

Mark Erlich
Fund Chairman

cc. Edward J. Durkin
Enclosure

Pay-for-Superior-Performance Proposal

Resolved: That the shareholders of Crescent Real Estate Equities Company ("Company") request that the Board of Director's Executive Compensation Committee establish a pay-for-superior-performance standard in the Company's executive compensation plan for senior executives ("Plan"), by incorporating the following principles into the Plan:

1. The annual incentive component of the Company's Plan should utilize financial performance criteria that can be benchmarked against peer group performance, and provide that no annual bonus be awarded based on financial performance criteria unless the Company exceeds the median or mean performance of a disclosed group of peer companies on the selected financial criteria;

2. The long-term equity compensation component of the Company's Plan should utilize financial and/or stock price performance criteria that can be benchmarked against peer group performance, and any options, restricted shares, or other equity compensation used should be structured so that compensation is received only when Company performance exceeds the median or mean performance of the peer group companies on the selected financial and stock price performance criteria; and

3. Plan disclosure should allow shareholders to monitor the correlation between pay and performance established in the Plan.

Supporting Statement: We feel it is imperative that executive compensation plans for senior executives be designed and implemented to promote long-term corporate value. A critical design feature of a well-conceived executive compensation plan is a close correlation between the level of pay and the level of corporate performance. We believe the failure to tie executive compensation to superior corporate performance has fueled the escalation of executive compensation and detracted from the goal of enhancing long-term corporate value. The median increase in CEO total compensation between 2003 and 2004 was 30.15% for S&P 500 companies, twice the previous year increase of 15.04% according to The Corporate Library's CEO Pay Survey.

The pay-for-performance concept has received considerable attention, yet most executive compensation plans are designed to award significant amounts of compensation for average or below average peer group performance. Two common and related executive compensation practices have combined to produce pay-for-average-performance and escalating executive compensation.

First, senior executive total compensation levels are targeted at peer group median levels. Second, the performance criteria and benchmarks in the incentive compensation portions of the plans, which typically deliver the vast majority of total compensation, are calibrated to deliver a significant portion of the targeted amount. The formula combines generous total compensation targets with less than demanding performance criteria and benchmarks.

We believe the Company's Plan fails to promote the pay-for-superior-performance principle. Our Proposal offers a straightforward solution: The Compensation Committee should establish and disclose meaningful performance criteria on which to base annual and long-term incentive senior executive compensation and then set and disclose performance benchmarks to provide for awards or payouts only when the Company exceeds peer group performance. We believe a plan to reward only superior corporate performance will help moderate executive compensation and focus senior executives on building sustainable long-term corporate value.

Pillsbury
Winthrop
Shaw
Pittman LLP

2300 N Street NW
Washington, DC 20037-1128

Tel 202.663.8000
Fax 202.663.8007
www.pillsburylaw.com

RECEIVED
2006 MAR 17 PM 2:42
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

March 17, 2006

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of the Chief Counsel
100 F Street, NE
Washington, DC 20549

Attention: Mark F. Vilardo, Special Counsel

Re: Shareholder Proposal of Massachusetts State Carpenters Pension Fund

Dear Mr. Vilardo:

As you know, our client, Crescent Real Estate Equities Company, a Texas real estate investment trust (the "Company"), requested the concurrence of the staff members of the Division of Corporation Finance (the "Staff") that the Company can exclude from its proxy statement and form of proxy for its 2006 Annual Meeting of Shareholders (the "Proxy Materials"), as untimely, the shareholder proposal (the "Proposal") received from the Massachusetts State Carpenters Pension Fund (the "Proponent"). This letter supplements the no action request letter that we submitted to you on behalf of the Company on January 5, 2006 and the follow-up letters thereto, submitted on March 3, 2006 and March 6, 2006 (collectively, the "Request Letter").

We received from the Staff a letter dated February 28, 2006 stating that the Staff is unable to grant our request in connection with this matter. This letter supplements our Request Letter to provide a more detailed description of the nature of, and rationale for, our request for no action.

For the reasons set forth herein and in the Request Letter, on behalf of the Company, we respectfully request confirmation that the Staff will not recommend any enforcement action to the Securities and Exchange Commission (the "Commission") if the Company excludes the Proposal from its Proxy Materials in reliance on certain provisions of Rule 14a-8 under the Securities Exchange Act of 1934, as amended, as discussed below.

The Proposal

The Proposal urges the Board of Trust Managers of the Company to establish a "pay-for-superior-performance" standard with respect to the Company's executive compensation plan for senior executives by incorporating certain elements into such plan.

Basis for Exclusion of Proposal from Proxy Materials

The Company believes that it properly may exclude the Proposal from the Proxy Materials pursuant to Rule 14a-8(e) and Rule 14a-8(f) because the Proponent failed to meet the procedural requirements necessary to submit the Proposal. Specifically, the Proponent failed to submit the Proposal to the Company in a timely manner.

Rule 14a-8(e) under the Exchange Act requires, among other things, that the Proponent submit the Proposal to the Company "not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting." Accordingly, in its proxy statement and form of proxy for the 2005 Annual Meeting of Shareholders (the "2005 Materials"), the Company identified January 17, 2006 as the deadline for submission of shareholder proposals for the 2006 Annual Meeting of Shareholders. This date is 120 calendar days prior to the date of the Company's 2005 Materials (May 17, 2005).

Subsequently, the Company advanced the date of its 2006 Annual Meeting of Shareholders to May 8, 2006. This date represents a change in the date of the 2006 Annual Meeting of Shareholders of more than 30 days from the date of the 2005 Annual Meeting of Shareholders (which was held on June 13, 2005).

Rule 14a-8(e)(2) provides that the 120-calendar day advance receipt requirement described above does not apply to a registrant if the date of the registrant's current year's annual meeting represents a change of more than 30 days from the date of the prior year's annual meeting. In such a case, Rule 14a-8(e)(2) instead requires the company to set a deadline for the submission of shareholder proposals that is a "reasonable time before the company begins to print and mail its proxy materials."

As stated in the Request Letter, the Company reset its deadline for the submission of shareholder proposals, as required by Rule 14a-8(e)(2), to December 15, 2005. Because Rule 14a-8(f)(1) permits the Company 14 calendar days to determine whether a proponent meets the procedural and eligibility requirements to make a proposal and Rule 14a-8(j)(1) requires the Company to file its reasons for excluding a proposal at least 80 calendar days prior to filing its definitive proxy statement, in order to have the benefit of the time periods required for the Company's response and to meet the deadline for submitting matters to the Commission, the deadline has to be at least 94 calendar days prior to the date of the Company's anticipated filing of its definitive proxy statement (which the Company expects to be the same day that it begins to print the proxy statement). Because December 15, 2005 is the 102nd day prior to March 27, 2006, the day the Company anticipates beginning to print and mail its Proxy Materials, the Company deemed this date to be a "reasonable time before the company begins to print and mail its proxy materials."

Rule 14a-5(f) requires a company whose annual meeting date advances or delays by more than 30 calendar days from the date of its previous year's annual meeting to inform its shareholders of such change in a timely manner by including a notice under Item 5 in its earliest possible quarterly report on Form 10-Q. As stated in the Request Letter, the Company disclosed the fact that the date of the 2006 Annual Meeting of Shareholders would be advanced by more than 30 days from the date of the 2005 Annual Meeting of Shareholders and the new deadline for shareholder proposals in its Form 10-Q for the quarter ended September 30, 2005 (which was filed on November 3, 2005). Specifically, the Company made, in part, the following disclosure under Item 5:

> "In accordance with the applicable rules of the Securities and Exchange Commission and the provisions of our Bylaws, because the date of the 2006 annual meeting has subsequently been advanced by more than 30 days from the anniversary of the date of the 2005 annual meeting, we are changing the shareholder proposal and notice dates.
>
> Shareholders who intend to submit proposals for consideration at our 2006 annual meeting of shareholders must submit such proposals to us no later than December 15, 2005, in order for such proposals to be considered for inclusion in the proxy statement and form of proxy that the Board of Trust Managers will distribute in connection with that meeting."

The Form 10-Q was filed on November 3, 2005, which was 42 days prior to the new deadline for submission of shareholder proposals. The Company considers this to constitute more than adequate notice to allow a shareholder to prepare and submit its proposal.

The letter with which the Proponent transmitted the Proposal to the Company is dated December 22, 2005, and the Company received the Proposal on or after such date.

Because the Proponent did not submit the Proposal by the required deadline of December 15, 2005, the Proponent failed to meet the requirements of Rule 14a-8(e).

In no-action letters, the Staff has strictly construed the deadline for receipt of shareholder proposals under Rule 14a-8 and has consistently taken a no-action position when registrants have moved to omit as untimely shareholder proposals from their proxy materials, even when those proposals were only a day or two late. See, e.g., Bob Evans Farms, Inc. (June 1, 2005); Datastream Systems, Inc. (March 9, 2005); American Express Company (December 21, 2004); International Business Machines Corporation (December 19, 2004); and Oxford Health Plans, Inc. (May 12, 1999) (notice of change of deadline provided in a Form 8-K filing 30 days prior to the deadline).

Pursuant to Rule 14a-8(f), the Company may exclude the Proposal if the Proponent fails to follow one of the eligibility or procedural requirements contained in certain provisions of Rule 14a-8.

Conclusion

For the foregoing reasons, we respectfully request that the Staff concur in our opinion that the Proposal may be properly omitted from the Proxy Materials as untimely and confirm that it will not recommend any enforcement action if the Proposal is omitted from the Proxy Materials.

As stated in the Request Letter, the Company expects to file its definitive Proxy Materials with the Commission on or about March 27, 2006. Accordingly, the Request Letter was submitted with the Commission not less than 80 calendar days before the Company expected to file its definitive Proxy Materials with the Commission.

If you have any questions with respect to the foregoing or if you need any additional information, please do not hesitate to telephone me at 202.663.9249. If for any reason the Staff does not agree with the conclusions expressed herein, we would appreciate the opportunity to confer with the Staff before issuance of its response.

Thank you for your prompt attention to this matter.

Sincerely,

William L. Horton

Enclosure

cc: Mark Erlich, Chairman of the Massachusetts State Carpenters Pension Fund